12011542

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section FEB 28 2012 Washington, DC 123

SEC FILE NUMBER
8- 10367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morton Seidel & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

[illegible]yd., Suite 530
(No. and Street)

Beverly Hi[illegible]alifornia 90211-2708
(City) (State) (Zip Code)

Notary Public - California, Los Angeles County, My Comm. Expires Dec 12, 2012

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas N. Tone, C.P.A. (805)496-5474
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tone, Walling & Kissinger, Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

100 E. Thousand Oaks Bl. #257, Thousand Oaks, CA 91360
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Arnold Seidel**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Morton Seidel & Company, Inc.**, as of **December 31**, 20**11**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chairman of the Board

Title

Notary Public

[illegible]
Commission # [illegible]
Notary Public - California
Los Angeles County
My Comm. Expires Dec 12, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TONE, WALLING & KISSINGER
CERTIFIED PUBLIC ACCOUNTANTS

100 E. THOUSAND OAKS BLVD., SUITE 257, THOUSAND OAKS, CA 91360 PH 805-496-5474 FAX 805495-1832

Independent Auditors' Report

TO: The Board of Directors and Stockholders

We have audited the accompanying statement of financial condition of MORTON SEIDEL & COMPANY, INC. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Morton Seidel & Company, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Tone, Walling & Kissinger

January 20, 2012.

MORTON SEIDEL & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$ 305,377
Fixed assets, at cost, less accumulated depreciation of $62,634	29,417
Deposit	3,280
	$ $338,074

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 511
Income taxes payable	11,267
Total liabilities	11,778
Stockholders' equity:	
Common stock, $100 par value, 2,000 shares authorized, 500 issued and outstanding	50,000
Paid-in capital	17,452
Retained earnings	258,844
Total stockholders' equity	326,296
	$ 338,074

See accompanying notes to the financial statements.

1. Significant Accounting Policies

Description of Business, Risks and Exposures

The Company processes broker-dealer transactions on a fully disclosed basis. Possible operational risks may arise in the incorrect processing of a customer's transactions. Company management has placed the proper operational controls to mitigate these risks.

While customer accounts are protected by an insurance policy at the clearing firm, in the unlikely event of the failure of the clearing organization, the Company has a credit risk to the extent there is any money due from the clearing firm. Presently there is no concentration of business from any one customer or group of related customers significant enough to negatively impact the Company should any one event, such as the loss of one customer, occur.

The preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Recognition of income

The Company, incorporated in California and a member of the Financial Industry Regulatory Authority (FINRA), uses the settlement date for income and expense recognition of commissions.

Fixed assets and depreciation

Fixed assets, primarily furniture, computer equipment and an auto, are stated at cost. Depreciation is computed using the straight-line method over an estimated useful life of from five to seven years.

Income taxes

Income taxes are provided on book income. Deferred tax liabilities and assets may arise from the expected future tax consequences of events that have been included in the financial statements or tax returns, and are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Such differences were and are immaterial so no deferred tax assets or liabilities are included in the accompanying financial statements.

Investments

The Company presently carries no financial instruments of any kind including financial instruments with off-balance-sheet risk on its books, except for a money market account included in cash in the accompanying financial statements.

2. Net Capital Requirements

The Company, as a registered broker/dealer, is required under provisions of the Securities Exchange Act of 1934 (SEA of 1934) Rule 15c3-1 to maintain a minimum net capital, and a ratio of aggregate indebtedness to net capital of not greater than 8 to 1. As of year-end, the Company's net capital was $289,585 which was $239,585 in excess of its required net capital. The Company's net aggregate indebtedness to capital ratio was 0.0407 to 1.

3. Commitments

The Company's offices are presently under terms of a one year lease. Rent expense totaled $45,367, for the year.

4. Income taxes

Deferred income taxes, when applicable, are primarily the result of timing differences between financial statement and tax reporting in accordance with FASB ASC 740, and are presently immaterial, so none was recorded. The current tax provision is comprised of the statutory rates, as adjusted for the non-deductible portion of certain expenses. The Company does not have any tax positions at the end of the year for which it is reasonable possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date. The Company's tax returns are not now under, nor have they been under any examination by any taxing authority for any open tax year.

5. Note payable to bank

The Company repaid the auto loan outstanding at December 31, 2010, in full during the first quarter of 2011.